Aff 12-6-2002

VF 12-5-02

02053118

[redacted] ATES
[redacted] NGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED NOV 29 2002 WASH, D.C. 155

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53214

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING August 1, 2001 (MM/DD/YY) AND ENDING September 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Iron Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1301 West 35th Street
(No. and Street)

Chicago	IL	60609
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anne Stern — 312-922-4150
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

180 North Stetson	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED DEC 19 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Anne M. Stern, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting supplemental schedules pertaining to the firm of Iron Capital Markets, Inc. as of September 30, 2002, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Anne M Stern 11/19/02

Signature Date

PRESIDENT

Title

Judith V. Stanner

Notary Public

OFFICIAL SEAL
JUDITH V STANNER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 12/11/02

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Shareholder
Iron Capital Markets, Inc.
Chicago, Illinois

We have audited the following financial statements of Iron Capital Markets, Inc. (the "Company") for the period August 1, 2001 through September 30, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Iron Capital Markets, Inc. at September 30, 2002, and the results of its operations and its cash flows for the period August 1, 2001 through September 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Iron Capital Markets, Inc. as of September 30, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

November 15, 2002

IRON CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2002

ASSETS

CASH AND CASH EQUIVALENTS	$ 2,170
CERTIFICATE OF DEPOSIT - At cost plus accrued interest of $172 which approximates fair value	121,172
RECEIVABLE FROM CLEARING BROKER/DEALER	26,463
TOTAL	$ 149,805

LIABILITIES AND SHAREHOLDER'S EQUITY

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 433
PAYABLES TO RELATED ENTITIES	16,500
Total liabilities	16,933
SHAREHOLDER'S EQUITY:	
Common stock - no par value, at stated value; 1,000 shares authorized; 100 shares issued and outstanding	1,000
Additional paid-in capital	281,658
Retained earnings (deficit)	(149,786)
Total shareholder's equity	132,872
TOTAL	$ 149,805

See notes to financial statements.